File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 OCT 20 P 2:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 October 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Block Listing Application'

08005459

Yours faithfully

Michelle Woodall

Michelle Woodall
Assistant Company Secretary

Encl.

PROCESSED
OCT 22 2008
THOMSON REUTERS

MF

lw 10/20

S:\PLCSharedData\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zw - Block Listing Application - 10 October 2008.doc

ADDITIONAL LISTING

Severn Trent Plc – Block Listing Application

Application has today been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,176,869 ordinary shares of 97 17/19 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a result of future exercises of options under the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

www.severntrent.com

END